EXHIBIT 3

CANWEST GLOBAL COMMUNICATIONS CORP.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of the shareholders of CanWest Global Communications Corp. (the “Company”) will be held at the Sofitel Hotel, Montreal, Quebec, on Thursday, the 29th day of January, 2004 at the hour of 2:30 p.m. (Eastern Standard Time) for the following purposes:

1.	to receive the annual report, including the financial statements of the Company for the fiscal year ended August 31, 2003, together with the report of the auditors thereon;

2.	to elect directors for the ensuing year;

3.	to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

4.	to transact such other business as may properly come before the meeting and any adjournment thereof.

DATED at Winnipeg, Canada this 26th day of November, 2003.

By Order of the Board of Directors

Gail S. Asper
Secretary

If you are not able to be present at the meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, so as to arrive not later than the close of business on January 27, 2004 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the meeting or by completing the enclosed form of proxy over the telephone or Internet by that time in the manner set out in the enclosed from of proxy.

CANWEST GLOBAL COMMUNICATIONS CORP.
MANAGEMENT PROXY CIRCULAR
SOLICITATION OF PROXIES

The information contained in this management proxy circular is furnished in connection with the solicitation of proxies to be used at the annual meeting of shareholders of CanWest Global Communications Corp. (the “Company”) to be held on Thursday, January 29, 2004 at 2:30 p.m. (Eastern Standard Time) at the Sofitel Hotel, Montreal, Quebec, and at all adjournments thereof, for the purposes set forth in the accompanying notice of meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by employees of the Company. The solicitation of proxies by this circular is being made by or on behalf of the management of the Company and the total cost of the solicitation will be borne by the Company. The information contained herein is given as at November 26, 2003, except as otherwise noted.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are representatives of management of the Company and are directors and/or officers of the Company. A shareholder who wishes to appoint some other person to represent him/her at the meeting may do so by inserting such person’s name in the blank space provided in the form of proxy. Such other person need not be a shareholder of the Company.

To be valid, proxies must be deposited with Computershare Trust Company of Canada (“Computershare”) at 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, or completed over the telephone or Internet in the manner set out in the enclosed form of proxy, not later than the close of business on January 27, 2004 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the meeting.

Non-Registered Holders

Only registered holders of Multiple Voting Shares, Subordinate Voting Shares or Non-Voting Shares of the Company, or the persons whom they appoint as their proxies, are permitted to attend the meeting and only registered holders of Multiple Voting Shares and Subordinate Voting Shares, or the persons whom they appoint as their proxies, are permitted to vote at the meeting. However, in many cases, Multiple Voting Shares, Subordinate Voting Shares or Non-Voting Shares of the Company beneficially owned by a holder (a “Non-Registered Holder”) may be registered either:

(a)	in the name of an intermediary (an “Intermediary”) with which the Non-Registered Holder deals in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s RESP’s and similar plans; or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, “CDS & CO”) of which the Intermediary is a participant.

In accordance with the requirements of Canadian securities laws, the Company has distributed copies of the notice of meeting, this management proxy circular, the form of proxy (except for holders of Non-Voting Shares) and the 2003 annual report, (which includes management’s discussion and analysis collectively, the “meeting materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders (except for holders of Non-Voting Shares) who have not waived the right to receive meeting materials will either:

A.	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare at 600-530 8th Avenue S.W., Calgary, Alberta, Canada, T2P 3S8 as described above;

or

B.	more typically, be given a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares that they beneficially own. Should a Non-Registered Holder who receives either form of proxy wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided, or in the case of a voting instruction form, follow the information on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the proxy or the proxy authorization form is to be delivered.

Revocation

A registered shareholder who has given a proxy may revoke the proxy (a) by completing and signing a proxy bearing a later date and depositing it with Computershare as aforesaid; or (b) by depositing an instrument in writing executed by him/her, or by his/her attorney authorized in writing (i) at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the chairperson of the meeting prior to the commencement of the meeting on the day of the meeting or any adjournment thereof; or (c) in any other manner permitted by law.

A Non-Registered Holder may revoke a proxy authorization form (voting instructions) or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a proxy authorization form (voting instructions) or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the meeting.

VOTING OF PROXIES

The management representatives designated in the enclosed form of proxy will vote, or withhold from voting, the shares in respect of which they are appointed by proxy on any ballot that may be called in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder has specified a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

In the absence of such direction, such shares will be voted by the management representatives as follows:

(a)	for the election of directors; and

(B)	for the appointment of auditors and the authorization of the directors to fix the remuneration of auditors.

The enclosed form of proxy confers discretionary authority upon the management representatives designated therein with respect to amendments to matters identified in the notice of meeting and with respect to other matters which may properly come before the meeting. At the date of this circular, management of the Company knows of no such amendments or other matters.

VOTING SHARES

The holders of Subordinate Voting Shares and Multiple Voting Shares are entitled to receive notice of any meeting of shareholders of the Company and to attend and vote thereat, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. On November 26, 2003, the Company had outstanding 98,286,373 Subordinate Voting Shares and 76,785,976 Multiple Voting Shares. Each shareholder of record at the close of business on December 17, 2003, the record date established for notice of the meeting, and for voting in respect of the meeting, will be entitled to 1 vote for each Subordinate Voting Share and 10 votes per share for each Multiple Voting Share held by him/her on all matters proposed to come before the meeting.

Principal Holders of Voting Securities

As at November 26, 2003, the only persons or companies who owned of record, or who, to the knowledge of the directors and officers of the Company, owned beneficially, directly or indirectly, or exercised control or direction over, shares of the Company carrying more than 10% of the voting rights attached to any class of outstanding shares of the Company entitled to vote in connection with any matters being proposed for consideration at the meeting were as follows:

		Type of	No. of	Percentage
Name and Address	Class of Securities	Ownership	Securities	of Class

CanWest Communications	Multiple Voting Shares	Direct	76,785,976	100.0%
Corporation (1)	Subordinate Voting Shares	Direct	3,462,874	3.5%
31st Floor, TD Centre 201 Portage Avenue Winnipeg, Manitoba, Canada R3B 3L7
AIC Group of Funds	Subordinate Voting Shares	Direct	11,911,838	12.1%
1375 Kearns Road Burlington, Ontario, Canada L7P 4V7
AIM Funds Group	Subordinate Voting Shares	Direct	15,672,777	16.0%
120 Bloor Street East Toronto, Ontario M4W 1B7

(1)	Indirectly owned and controlled by trusts for the benefit of members of the family of the late I.H. Asper, including David A. Asper, Gail S. Asper and Leonard J. Asper who are senior officers and directors of the Company and Mrs. Ruth M. Asper. Mrs. Ruth M. Asper and the relevant trusts indirectly own and control 100% of the voting shares of CanWest Communications Corporation (“CanWest Communications”) (see “Voting Trust Agreement”).

Voting Trust Agreement

All of the Company’s multiple voting shares and 3,462,894 of its subordinate voting shares are held by CanWest Communications. The shares of CanWest Communications are indirectly owned and controlled by, and trusts for the benefit of members of the family of the late I.H. Asper, including his three children, David Asper, Gail Asper and Leonard Asper, and by Mr. I.H. Asper’s widow, Mrs. Ruth M. Asper.

CanWest Communications, certain of its affiliates, the trusts, Mrs. Ruth M. Asper and her three children have entered into a voting trust which requires the Company shares held by CanWest Communications to be voted as Mrs. Ruth M. Asper and the three children (as the voting trustees) jointly determine.

The voting trust also requires the shares held by CanWest Communications to be voted in favour of nominees to the CanWest Board of Directors who are nominated by David Asper, Gail Asper and Leonard Asper, and who together will be sufficient to constitute at least a majority of the board, but as close to a simple majority as possible. For this purpose, each of David Asper, Gail Asper and Leonard Asper are entitled to nominate an equal number of the nominees making up that majority. Such nominees will be provided to the Governance and Nominating Committee of the Board which has overall responsibility for recommending nominees to the Board of Directors.

Stock Exchange Required Agreement Regarding Multiple Voting Shares

In compliance with the rules of certain Canadian stock exchanges, CanWest Communications entered into a trust agreement dated October 9, 1991 with the Company and Montreal Trust Company of Canada (as trustee for the holders of the Subordinate Voting Shares, from time to time), as amended by a trust agreement amendment dated May 15, 1996 and a trust amendment dated January 29, 1998 (as amended, the “MVS Agreement”). The MVS Agreement provides the holders of Subordinate Voting Shares with certain rights in the event that a take-over bid having certain characteristics is made for the Multiple Voting Shares. A take-over bid, generally defined, is an offer to acquire outstanding equity or voting shares where, as a result thereof, the offeror would own more than 20% of the shares of the class which is the subject of the bid. Under applicable securities law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares.

The MVS Agreement would prevent the sale, directly or indirectly, of Multiple Voting Shares owned by CanWest Communications pursuant to a take-over bid, at a price per share in excess of 115% of the then current market price of the Subordinate Voting Shares as determined under such legislation. This prohibition would not apply if: (a) such sale is made pursuant to an offer to purchase Multiple Voting Shares made to all holders of Multiple Voting Shares and an offer identical in all material respects is made concurrently to purchase Subordinate Voting Shares, which identical offer has no condition attached other than the right not to take-up and pay for shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; or (b) there is a concurrent unconditional offer to purchase all of the Subordinate Voting Shares at a price per share at least as high as the highest price per share paid pursuant to the take-over bid for the Multiple Voting Shares.

The MVS Agreement will not prevent certain indirect sales resulting from the acquisition of shares of a corporation which, directly or indirectly, controls or is controlled by, CanWest Communications or the Company where the transferor and transferee are members of the Asper Family, the transferee is the child or grandchild of the transferor, and the sale is otherwise made in accordance with applicable law. The phrase “Asper Family” is defined to mean (i) the late I.H. Asper, (ii) Mrs. Ruth M. Asper, (iii) any issue of Mr. Asper (treating for this purpose any legally adopted descendant as a natural descendant), (iv) his estate, (v) any trust primarily for the benefit of the issue of the late Mr. Asper, spouses of such issue, and Mrs. Ruth M. Asper and (vi) any and all corporations which are directly or indirectly 100% controlled by one or more of the foregoing. “Spouse” includes a person’s widow or widower.

The MVS Agreement will also not prevent sales of Multiple Voting Shares, directly or indirectly, to The Asper Foundation Inc. or any other charitable foundation which is a registered charity for the purposes of the Income Tax Act (Canada) (a “Foundation”), provided that a majority of the directors of the Foundation at the time of the sale are one or more of a spouse, a child or grandchild, or a spouse of a child or grandchild of the transferor (where spouse includes a widow or widower), or certain indirect sales of Multiple Voting Shares in circumstances in which the purchaser would not, as a result of the sale, hold indirectly more than 20% of the Multiple Voting Shares.

On January 20, 2000 shareholders approved an amended and restated trust agreement (the “Amended and Restated MVS Agreement”) to which certain Asper family trusts would become party. The amendment is pursuant to an estate plan which was prepared for the late I.H. Asper and his family which, if implemented, would result in the 76,785,976 Multiple Voting Shares and 3,462,874 Subordinate Voting Shares of the Company currently held by CanWest Communications Corporation becoming registered in the names of the trustees of three family trusts: The David Asper Trust, The Gail Asper Trust and The Leonard Asper Trust. The shares of the Company held by CanWest Communications would be split equally among the three trusts. The trustees of each of the trusts are Mrs. Ruth M. Asper, Fred de Koning and Richard Leipsic, and the beneficiaries of the trusts are members of the Asper family, the Asper Foundation and other charitable organizations.

The Amended and Restated MVS Agreement contains terms and conditions very similar to the existing MVS Agreement except for a number of technical changes reflecting that the registered owners of Multiple Voting Shares will be the family trusts as opposed to CanWest Communications, and except for amendments to paragraphs 2(c) and 2(d) of the Trust Agreement which are designed to provide the Asper family with certain flexibility required to implement the proposed estate plan. This flexibility consists of: (i) permitting Mrs. Ruth M. Asper and the issue of the late Mr. I.H. Asper to be eligible direct holders of Multiple Voting Shares; (ii) permitting Mrs. Ruth M. Asper and the issue of the late Mr. I.H. Asper to be eligible as beneficiaries of a trust which holds Multiple Voting Shares; (iii) permitting a trust which is primarily, rather than exclusively, for the benefit of the issue of the late Mr. I.H. Asper, spouses of such issue, or Mrs. Ruth M. Asper, to hold Multiple Voting Shares; and (iv) permitting a corporation which is 100% controlled by, rather than 100% owned and controlled by, Mrs. Ruth M. Asper, any issue of the late Mr. I.H. Asper or any trust primarily for the benefit of any issue of the late Mr. I.H. Asper or spouses of such issue to hold Multiple Voting Shares.

The Amended and Restated MVS Agreement will be entered into and become effective upon the Trusts becoming the registered owners of the Multiple Voting Shares and Subordinate Voting Shares currently registered in the name of CanWest Communications or on a date specified by the Board of Directors. No determination has been made to take these steps.

NON-VOTING SHARES

The Company also has authorized an unlimited number of Non-Voting Shares to facilitate foreign investment in the Company. Holders of Non-Voting Shares are entitled to receive notice of and attend any meeting of shareholders of the Company, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. The Company’s outstanding Multiple Voting Shares and Subordinate Voting Shares are convertible on a one-for-one basis into Non-Voting Shares at the option of the holder, while the Non-Voting Shares are convertible on a one-for-one basis into Subordinate Voting Shares only if transferred to or held by a “Canadian” holder

(as defined in “Restrictions on Issuance and Transfer of Shares” contained in the Articles of Amendment of the Company filed June 4, 1996). Generally speaking, a “Canadian” is a citizen or permanent resident of Canada or a corporation or other entity where the chief executive officer and 80% of the board members are Canadian, 80% of the voting shares are beneficially owned and controlled by Canadians, and, if it is a subsidiary, 66-2/3% of the voting shares of its parent corporation are held by Canadians, and, where relevant, the parent does not influence any programming decisions of the subsidiary. On November 26, 2003, the Company had outstanding 2,066,405 Non-Voting Shares.

CONSTRAINED SHARE PROVISIONS

The Company’s articles state, in effect, that: (i) the maximum aggregate holdings of voting shares by non-Canadian holders are limited to 33-1/3% of the total number of voting shares of the Company; and (ii) the maximum individual holdings of the shares of the Company by any single shareholder and its associates are limited to (a) the maximum number of shares which a person may, in the opinion of the Board of Directors, own, beneficially own or control, without (I) changing the effective control of the Canadian broadcasting undertakings of the Company; (II) resulting in a person, or a person and its associates, who controls less than 30% of the issued voting shares of the Company or of any person that directly or indirectly has effective control of the Company, having control of 30% or more of such voting shares; (III) resulting in a person, or a person and its associates, who owns less than 50% of the issued shares of the Company or of any person that directly or indirectly has effective control of the Company, owning 50% or more of such issued shares; or (IV) conflicting with the conditions of the broadcasting licences held by the Company or its subsidiaries with respect to changes in the ownership or effective control of the Company’s broadcasting undertakings (any of the events described in clauses (I), (II), (III) and (IV) being a “Change of Control Transaction”) where the Change of Control Transaction does not have the prior approval of the Canadian Radio-television and Telecommunications Commission; and (b) the maximum number of voting shares that may be issued or transferred to a non-Canadian holder without non-Canadian holders, in the aggregate, holding voting shares in excess of the maximum aggregate holdings. The Company’s articles also describe as the “Constrained Class” the class of persons to whom an issue or transfer of shares may, in the opinion of the Board of Directors, adversely affect the Company’s ability to qualify under any law to carry on its business or to obtain or retain any broadcasting license, including in relation to the maximum aggregate holdings, a non-Canadian holder and, in relation to the maximum individual holdings, any person who is a non-Canadian holder or who, in the opinion of the directors, intends to engage in a Change of Control transaction without the prior approval of the Canadian Radio-television and Telecommunications Commission.

In the event that an issuance or transfer of shares to a shareholder would cause the shareholder to hold shares in excess of the maximum individual holdings or would result in the number of shares held by persons in the Constrained Class exceeding the maximum aggregate holdings described above, then the articles of the Company authorize the Board of Directors to refuse to issue a share or register a transfer of a share to such shareholder.

Pursuant to the regulations under the CBCA, if Voting Shares held by or on behalf of a person in the Constrained Class exceed the maximum individual holdings, the Shares held by or on behalf of that person may not be voted. The regulations under the CBCA also provide that any corporation or trust which was not a person in the Constrained Class but becomes a person in the Constrained Class will no longer be permitted to exercise the voting rights attached to the Voting Shares that it holds.

DIRECTORS

The following provides background information on each person proposed to be nominated for election as a director and each person whose term of office as a director will continue after the meeting.

Leonard J. Asper	Mr. Asper, a lawyer, joined CanWest in 1991 as Associate General Counsel for the Company’s Global Television station in Ontario. Thereafter, he held various positions in Corporate Development, and was Chief Operating Officer. Mr. Asper took over the Presidency of the Company in 1999. He serves as Chairman of the Board of the Global Television Network and various other CanWest Global subsidiaries. Mr. Asper is a 2002 recipient of the “Top 40 Under 40”, a business award recognizing achievement in Canada by top individuals less than 40 years of age. As well, he was named CEO of the Year by Playback magazine in 2001, a trade publication for the Canadian television and film production community. Mr. Asper was elected to the CanWest Board in January 1997.

David A. Asper	Mr. Asper, a lawyer, joined the Company in 1992 and has had various responsibilities covering corporate development and broadcast operations. As a member of the Executive Management Committee, Mr. Asper has been actively engaged in the planning and implementation of broad corporate strategy. He is Chairman of The National Post. Mr. Asper was elected to the CanWest Board in January 1997.

Gail S. Asper	Ms. Asper, a lawyer, has been with the Company since 1989 serving as General Counsel until 1998 and as Corporate Secretary since 1990. While her primary responsibilities relate directly to the Company’s Board of Directors, she is also President of the CanWest Global Foundation. She is also managing director of The Asper Foundation and serves as a director on the boards of a number of major public companies. Ms. Asper was elected to the CanWest Board in February 1992.

Dr. Lloyd I. Barber, C.C., S.O.M., LL.D.	Dr. Barber is President Emeritus of the University of Regina. He was appointed an Officer of the Order of Canada in 1978 and was elevated to Companion of the Order in 1993. He serves as a director of several major public Canadian. Dr. Barber was elected to the Board in February 1992.

Jalynn H. Bennett, CM	Ms. Bennett is President of Jalynn H. Bennett & Associates Ltd., a Toronto-based consulting firm. She has served, and continues to serve on a number of corporate and not-for-profit boards in Canada. Ms. Bennett was elected to the Board in January 1998.

Lord Black of Crossharbour, P.C. (Can), O.C., K.C.S.G.	Lord Black is Chairman of the Board of Directors of Hollinger Inc. and Hollinger International Inc. and Chairman of The Telegraph Group, Ltd. He joined the CanWest Board of Directors in November, 2000. Lord Black is also a director of several other Canadian public companies.

Ronald Daniels	Mr. Daniels is the Dean of the Faculty of Law, University of Toronto, a position he has held since 1995. He is active in public policy reformation and has contributed to several public task forces. He was chair of the Ontario Task Force on Securities Regulative and is a member of Toronto Stock Exchange Commission on Corporate Governance. He also serves as a director on the board of several public companies. Professor Daniels is proposed for election as a director to the CanWest Board of Directors in January 2004.

David J. Drybrough, FCA	A Chartered Accountant by training, Mr. Drybrough is a Winnipeg native and has been Vice President, Finance of Winnipeg-based Gendis Inc. since his retirement in 1997 from the accounting firm PricewaterhouseCoopers LLP, then known as Coopers & Lybrand. Mr. Drybrough serves on the Board’s Audit Committee, increasing the strength of professional accounting expertise on that committee. Mr. Drybrough was appointed to the Board in March 2003.

Paul V. Godfrey, C.M.	Mr. Godfrey is President and Chief Executive Officer of the Toronto Blue Jays Baseball Club, a position he has held since September 1, 2000. From November 1992 until June 2000, Mr. Godfrey was President and Chief Executive Officer of The Toronto Sun. He serves as a director of a number of major public Canadian companies and is actively involved in many charitable organizations. Mr. Godfrey has received many honours including the City of Toronto’s highest award, the Civic Award of Merit, and is a member of the Order of Canada. Mr. Godfrey is proposed for election as a director to the Board of CanWest in January 2004.

The Hon. Frank McKenna, P.C., Q.C.	A lawyer, politician, and businessman, Mr. McKenna won three mandates as Premier of New Brunswick and achieved national prominence for his leadership. After ten years as premier, Mr. McKenna decided to leave politics in 1997 and now devotes his time to the practice of law with McInnes Cooper, an Atlantic Canada law firm and as well, he serves as a director on the board of a number of major public companies. He joined the CanWest Board in July 1999 and is currently Interim Chairman.

F. David Radler	Mr. Radler is Deputy Chairman, President and Chief Operating Officer of Hollinger Inc. and has been a director of Hollinger Inc. from 1984[1]. Mr. Radler was appointed to the CanWest Board in November 2000.

[1]	CanWest acquired its Canadian newspaper operations from Hollinger International Inc. in 2000. CanWest continues to be indebted to the Hollinger group under notes issued on the purchase and is currently in a dispute with the group regarding post-closing price adjustments relating to that transaction. As well, a company affiliated with by Lord Black and Mr. F. David Radler, provides management services for CanWest’s newspaper operations under a management agreement entered into in connection with the purchase. Lord Black recently resigned as Chief Executive Officer of Hollinger International Inc. and Mr. Radler recently resigned as President and Chief Operating Officer and director of Hollinger International Inc.

BOARD OF DIRECTORS MEETINGS HELD
AND ATTENDANCE OF DIRECTORS

The information presented below reflects Board and Committee meetings held and attendance of Directors for the year ended August 31, 2003.

Summary of Board and Committee Meetings Held:

Board of Directors	9
a) Audit Committee	7
b) Compensation Committee	4
c) Executive Committee	4
d) Pensions Committee	1

Summary of Attendance of Directors:

	Board Meetings	Committee Meetings
	Attended	Attended
I.H. Asper	9 of 9	8 of 8
D.A. Asper	9 of 9	4 of 5
G.S. Asper	9 of 9	n/a
L.J. Asper	9 of 9	4 of 4
Dr. Lloyd I. Barber	8 of 9	14 of 16
Jalynn H. Bennett	9 of 9	12 of 12
The Lord Black of Crossharbour	6 of 9	n/a
The Hon. Frank J. McKenna	9 of 9	10 of 11
F. David Radler	8 of 9	4 of 4
David J. Drybrough	3 of 3	2 of 2

ELECTION OF DIRECTORS

The number of directors to be elected at the meeting has been set by the Board of Directors pursuant to the By-laws of the Company to be eleven. The management representatives designated in the enclosed form of proxy intend to vote for the election as directors of the proposed nominees whose names are set out below. Except as indicated below, all such nominees are now directors and have been directors since the dates indicated below. Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the meeting, the management representatives designated in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each director elected will hold office until the next annual meeting or until his/her successor is elected or appointed. In fiscal 2003, the Company had an Executive Committee, an Audit Committee, a Compensation Committee and a Pensions Committee. The members of such committees are indicated below.

	Major Positions with			Ownership or
	COMPANY AND	Principal	Director	Control Over	Stock
Name	Significant Affiliates	Occupation	Since	Voting Securities	Options

David A. Asper (1) (4)	Director	Executive Vice President	January 1997	(3)	63,622
		of the Company and
		Chairman of The
		National Post
Gail S. Asper	Secretary	Secretary of	February 1992	(3)	33,850
		the Company
Leonard J. Asper (1)	President and Chief	President and	January 1997	14,000 Subordinate	181,525
	Executive Officer	Chief Executive Officer		Voting shares (3)
		of the Company
Dr. Lloyd I. Barber,	Director	President Emeritus,	February 1992	1,000 Subordinate	46,706
C.C., S.O.M., LL.D. (1) (2) (4) (5)		University of Regina		Voting Shares
Jalynn H. Bennett	Director	President, Jalynn H.	January 1998	2,225 Subordinate	39,112
C.M. (2)(4)(5)		Bennett and Associates Ltd.		Voting shares
The Lord	Director	Chairman of the Board	November 2000	Nil	22,500
Black of Crossharbour		and Chief Executive
P.C. (Can) O.C. K.C.S.G		Officer of Hollinger Inc.
Ronald Daniels		Dean, Faculty of Law
		University of Toronto
David J. Drybrough,	Director	Vice President,	March 2003	Nil	7,500
FCA (5)		Finance of Gendis Inc.
Paul V. Godfrey		President and Chief
		Executive Officer of The
		Toronto Blue Jays
		Baseball Club
The Honourable	Interim Chairman	Counsel, McInnes	July 1999	2,000 Subordinate	33,797
Frank J. McKenna, P.C.(2)(5)	of the Board	Cooper & Robertson		Voting Shares
F. David Radler (1)	Director	Deputy Chairman of the	November 2000	6,000 Subordinate	22,500
		Board, President and		Voting Shares
		Chief Operating Officer
		of Hollinger Inc.

(1)	Member of the Executive Committee.

(2)	Member of the Compensation Committee.

(3)	Trusts for the benefit of members of the family of the late I.H. Asper, including David A. Asper, Gail S. Asper and Leonard J. Asper, and Mrs. Ruth M. Asper indirectly own and control CanWest Communications which, in turn, owns 100% of the Multiple Voting Shares and 3,462,874 Subordinate Voting Shares. See “Voting Shares”.

(4)	Member of the Pensions Committee

(5)	Member of the Audit Committee.

Each of the foregoing persons, with the exceptions of Mr. Daniels, Mr. Drybrough and Mr. Godfrey were elected to his or her present term of office by the shareholders of the Company at a meeting in respect of which the Company circulated a management information circular to shareholders.

REMUNERATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation of Named Executive Officers

     The Summary Compensation Table details compensation information for the three fiscal years ended August 31, 2003, for the Chief Executive Officer and the four other most highly compensated executive officers of the Company (the “named executive officers”) for services rendered in all capacities with respect to the fiscal year ended August 31, 2003.

SUMMARY COMPENSATION TABLE

					Long Term
					Compensation
	Annual Compensation				Awards

Name and Principal Position	Year	Salary $	Bonus $	Other Annual Compensation $ (1)	Securities Under Options Granted (2)	All Other Compensation $

L.J. Asper	2003	650,000	678,906	—	60,000	—
President & Chief	2002	540,800	—	—	—	—
Executive Officer,	2001	520,000	—	—	30,000	—
CanWest Global Communications Corp.
R.G. Calvert (3)	2003	400,000	350,000	—	12,500	—
Senior Vice	2002	312,500	18,125	—	—	—
President,	2001	300,000	105,500	—	—	—
Operations, CanWest Media Inc.
R.C. Camilleri (4)	2003	600,000	360,000	—	20,000	—
Chief Operating Officer	2002	100,000	—	—	50,000	—
(Operations) of CanWest Global Communications Corp.
D.G. Hoover	2003	411,600	311,375	3,170	6,250	—
Senior Vice President,	2002	400,000	150,000	3,419	—	—
Programming &	2001	360,416	100,000	5,830	9,375	—
Promotion, Global Television Network Inc.
T.C. Strike	2003	500,000	316,500	12,714	40,000	—
Chief Operating Officer,	2002	500,000	60,000	13,278	—	—
(Corporate) of CanWest	2001	475,000	—	23,755	20,000	—
Global Communications Corp.

(1)	The value of perquisites and benefits for each named executive officer is less than the lesser of $50,000 and 10% of the total annual base compensation and bonuses. Amounts shown reflect imputed interest benefit on loans pursuant to other indebtedness.

(2)	Option exercise price per share was market price per share of the Subordinate Voting Shares as at the date the options were granted.

(3)	Mr. Calvert was appointed to his present position January 27, 2003.

(4)	Mr. Camilleri was appointed to his present position July 1, 2002.

Executive Employment Agreements

Leonard J. Asper

The Company has entered into a management services agreement with CanWest Direction Ltd. (“Direction”) with respect to the services of Leonard J. Asper. In respect of services provided by Leonard J. Asper as President and Chief Executive Officer of the Company, the agreement provides for a base annual fee of $650,000 and incentive fees up to 150% of base fee based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all the Company’s executives. The agreement requires that Mr. Asper not engage or invest in, own, manage, operate, finance, control or participate in any business that competes with the Company for a period of 12 months following expiration of his employment with the Company. Should Direction terminate the agreement within six months following a change in control of the Company, Direction is entitled to receive 18 months basic fees and pro-rated incentive fees for the fiscal year in which the termination occurs.

Robert G. Calvert

The Company has entered into an employment agreement with Robert Calvert, its Senior Vice President, Operations. The agreement provides for a base annual salary of $400,000, incentive compensation up to 60% of base salary based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all the Company’s executives.

In the event of Mr. Calvert’s resignation or termination of employment by the Company, he is precluded from entering into a consulting arrangement or employment by companies engaged in television broadcasting or newspaper operations other than CanWest in any market where the Company has operations for a period of up to 12 months subsequent to leaving CanWest. Mr. Calvert is entitled to 24 months salary in the event of termination of employment without just cause, death or permanent disability, or resignation of employment after August 31, 2004.

Richard C. Camilleri

The Company has entered into an employment agreement with Richard C. Camilleri, its Chief Operating Officer (Operations). The agreement provides for a base annual salary of $600,000, incentive compensation up to 60% of base salary based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all the Company’s executives. The agreement provides the Company with the right to preclude Mr. Camilleri from employment by companies other than CanWest in the countries in which CanWest has operations for a period of up to 18 months subsequent to leaving CanWest. Under such circumstances, Mr. Camilleri is entitled to continue to receive salary and health benefits for a period up to 18 months.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED
FINANCIAL YEAR

The Company has adopted an Executive Stock Option Plan as part of its Amended and Restated Combined Share Compensation Plan under which directors and eligible executives of the Company are entitled to receive options to acquire Subordinate Voting Shares or Non-Voting Shares, depending upon each executive’s citizenship. The Executive Stock Option Plan is administered by the Board of Directors of the Company, which establishes the option price per share on the date on which any options are granted. In all cases, the option price per share has been the market value of the Subordinate Voting Shares as at the date the option was granted and in no case has the option term exceeded 10 years. Options granted up to December 31, 1995 are exercisable in equal annual instalments over a 5-year period at any time in each year, unless the Board of Directors determines otherwise. Options granted from January 1, 1996 to January 1, 2000 vest in equal annual instalments over five years in the twelfth month of each year of the option with the exceptions of options granted to Directors which vest immediately, and options granted to P.D. Viner in July 1997 and in July 1998 which vested in equal annual amounts over the period to July 2002. Options granted after January 1, 2000 and before November 2002 are exercisable over a six year period with one third of the options vesting after every two years. Options granted subsequent to November 2002 are exercisable over a five year period with 40% vesting after 2 years and 20% vesting each year thereafter. The aggregate number of Subordinate Voting Shares and Non-Voting Shares which have been reserved for issue under this plan, together with any Subordinate Voting Shares and Non-Voting Shares reserved for issue under any options for service or other employee stock purchase or option plans established from time to time may not exceed an aggregate of approximately 13.8 million shares and no individual optionee may hold options to purchase an aggregate number of Subordinate Voting Shares and Non-Voting Shares in excess of 5% of the issued and outstanding Subordinate Voting Shares and Non-Voting Shares at the date of the grant of the option.

Options granted to Executives since November 2002 are granted according to a formula which is, in part, based upon achievement of specified financial objectives. Directors of the Company received options in January 2003 in respect of the fiscal year ended August 31, 2002 and in November 2003 in respect of the fiscal year ended August 31, 2003. The Board of Directors has determined that directors will not receive grants of options in the future and have approved introduction of a Deferred Share Unit Plan (see “Remuneration of Directors”).

Information as to options granted in respect of fiscal 2003 to named executive officers of the Company under the Executive Stock Option Plan is shown in the table below:

				Market Value of
		% of Total		Subordinate Voting
	Subordinate Voting	Options Granted		Shares Underlying
	Shares Under	to Employees	Exercise	Options on the Date
	Option	in respect of	Price	of Grant	Expiration
Name	#	fiscal 2003	$/Security	$/Security	Date
L.J. Asper	30,000		7.21	7.21	January 2013
	30,000 (1)		12.90	12.90	November 2013

	60,000	13.1%

R. Calvert	12,500	2.7%	7.21	7.21	January 2013
R.C. Camilleri	20,000	4.4%	7.21	7.21	January 2013
D.G. Hoover	6,250	1.4%	7.21	7.21	January 2013

T.C. Strike	20,000		7.21	7.21	January 2013
	20,000 (1)		12.90	12.90	November 2013

	40,000	8.7%

(1)	Performance based award in respect of fiscal year ended August 31, 2003.

AGGREGATE OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTION VALUES

Information as to options exercised during the year and unexercised and outstanding options to purchase Subordinate Voting Shares pursuant to the Executive Stock Option Plan in respect of the named executive officers of the Company is shown in the table below:

					Value of Unexercised
	Securities	Aggregate	Unexercised Options		In-The-Money Options
	Acquired on	Value	at August 31, 2003		at August 31, 2003
	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	#	$	#	#	$	$

L. J. Asper	—	—	57,079	64,446	—	103,800
R. G. Calvert	—	—	—	12,500	—	43,250
R.C. Camilleri	—	—	—	70,000	—	195,700
D.G. Hoover	—	—	24,991	11,147	—	21,625
T.C. Strike	—	—	37,038	22,420	—	69,200

EXECUTIVE PENSION BENEFITS

Named executive officers are entitled to retirement compensation benefits under either a Retirement Compensation Arrangement or a Supplemental Executive Retirement Arrangement as set out below.

Retirement Compensation Arrangement

Certain senior executives of the Company are covered under a Retirement Compensation Arrangement (RCA). Under the RCA, the benefit accrual is equal to 2.25% of the executive’s Final Average Earnings multiplied by the number of years the executive has been continuously employed by the Company. Final Average Earnings are defined as the average of the executive’s salary plus incentive bonus in each of the best 3 consecutive years out of the last 10 years of the executive’s employment with the Company. Normal retirement is at age 62 and the pension is payable for only the lifetime of the executive. Participants can retire as early as age 50 with 5 years’ service. Pensions payable on early retirement will be reduced by 0.5% for each month that retirement occurs prior to age 62. For purposes of the RCA benefits payable to the named executive officers indicated below, the Final Average Earnings are capped at $500,000. Benefits accrued under the RCA are not reduced by any social security or Canada Pension Plan benefits. The table below shows the pension amounts which would be payable at normal retirement based on various levels of compensation and service.

Final Average	Years of Credited Service
Earnings	15	20	25	30	35

$125,000	42,187.50	56,250.00	70,312.50	84,375.00	98,437.50
150,000	50,625.00	67,500.00	84,375.00	101,250.00	118,125.00
175,000	59,062.50	78,750.00	98,437.50	118,125.00	137,812.50
200,000	67,500.00	90,000.00	112,500.00	135,000.00	157,500.00
225,000	75,937.50	101,250.00	126,562.50	151,875.00	177,187.50
250,000	84,375.00	112,500.00	140,625.00	168,750.00	196,875.00
300,000	101,250.00	135,000.00	168,750.00	202,500.00	236,250.00
400,000	135,000.00	180,000.00	225,000.00	270,000.00	315,000.00
500,000	168,750.00	225,000.00	281,250.00	337,500.00	393,750.00

The above table is applicable to L.J. Asper, R. C. Camilleri, D.G. Hoover and T.C. Strike. Credited service at January 1, 2004 will be as follows:

Mr. L.J. Asper, 12.83 years; Mr. T.C. Strike, 17.42 years Mr. R.C. Camilleri, 1.50 years; and Mr. D.G. Hoover, 21.00 years

Supplemental Executive Retirement Arrangement

Certain executives of the Company are covered under a Supplemental Executive Retirement Arrangement (SERA). Under this arrangement the pension accrual is equal to 1.25% of the Executive’s Final Average Earnings up to the Final Average YMPE plus 1.75% of the Executive’s Final Average Earnings in excess of the Final Average YMPE multiplied by the Executive’s Credited Service. Final Average Earnings are defined as normal retirement age is at age 65 and the pension is payable on a Life, with 5-year guarantee basis. Participants can retire as early as age 55 with 2 years’ service. Pensions payable on early retirement will be reduced by 0.3333% for each month that retirement occurs prior to age 62 with 10 years service. For purposes of this Plan, the total pension payable is limited to the Maximum Pension allowable under the Income Tax Act. For the year 2003, this limit is equal to $1,722.22 x years’ of credited service. Benefits under the SERA are integrated with the YMPE under the Canada Pension Plan, but are not further reduced by the CPP Pension. The table below shows the maximum pensions payable at various service levels.

Final Average	Years of Credited Service
Remuneration	15	20	25	30	35

$125,000	25,833	34,444	43,056	51,667	60,278
150,000	25,833	34,444	43,056	51,667	60,278
175,000	25,833	34,444	43,056	51,667	60,278
200,000	25,833	34,444	43,056	51,667	60,278
225,000	25,833	34,444	43,056	51,667	60,278
250,000	25,833	34,444	43,056	51,667	60,278
300,000	25,833	34,444	43,056	51,667	60,278
400,000	25,833	34,444	43,056	51,667	60,278
500,000	25,833	34,444	43,056	51,667	60,278

The above table is applicable to Mr. Calvert. Credited service at January 1, 2004 will be 8 years.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS

All employees of the Company and non-executive directors are eligible to participate in the Employee Share Purchase Plan and certain management employees of the Company are eligible to participate in the Management Share Purchase Plan, each of which are part of the Company’s Amended and Restated Combined Share Compensation Plan. Participants may acquire, annually, Subordinate Voting Shares or Non-Voting Shares, depending upon the participant’s citizenship, with a purchase price equal to the market price per share of the shares up to a maximum of the amount of their annual directors fees in the case of directors; 5% of their annual base compensation in the case of other participants in the Employee Share Purchase Plan; and 10% in the case of participants in the Management Share Purchase Plan. All participants are eligible to receive interest-free share purchase loans from the Company. Such loans are to be repaid in full by

December 31 of the year in which the loans were made. Effective July 30, 2002, Section 402 of the Sarbanes-Oxley Act of 2002 precludes executive officers and directors of companies which are registered for trading in the United States from receiving any loans from the Company, including share purchase loans.

The aggregate amount outstanding to the Company and its subsidiaries for indebtedness of present and former directors, officers and employees, in connection with the purchase of securities of the Company, excluding routine indebtedness, as at November 26, 2003 was approximately $50,000.

OTHER INDEBTEDNESS

The aggregate amount outstanding to the Company and its subsidiaries for indebtedness of present and former directors, officers and employees, and not in connection with the purchase of securities of the Company, as at November 26, 2003 was approximately $632,158. These loans, which are secured by mortgages, were outstanding prior to the enactment of the Sarbanes Oxley Act of 2002.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Company’s Compensation Committee is comprised of the Honorable Frank J. McKenna, P.C., Dr. L.I. Barber, C.C., LL.D. and Ms. J.H. Bennett, C.M. Mr. McKenna is the Chair of the Committee.

REPORT ON EXECUTIVE COMPENSATION

The Company’s compensation policies are designed to recognize and reward individual performance as well as provide a competitive level of compensation. Executive compensation consists of base salary, annual performance-based incentives, long-term stock options and perquisites.

The total compensation package is designed to be competitive with that provided by publicly traded Canadian companies which, similar to the Company, are involved in the media and entertainment industry and with other publicly traded Canadian companies of comparable size in terms of revenue. The comparative media companies include the twelve largest media companies in Canada which together have a median revenue of $758 million. The other Canadian companies include companies in industries other than media and entertainment, with revenues between $1 billion and $4 billion. The median revenue for this group was $2.1 billion. In addition, the Company has analyzed Canadian compensation surveys and studies to compare the features of the Company’s compensation arrangements and the relative compensation levels of these arrangements to those of the comparison groups.

Base compensation has been determined for each of the named executive officers based upon individual performance, responsibility and experience and reflecting the contribution expected from each executive officer. In addition to base compensation, executive compensation arrangements include an incentive component designed to encourage and reward improved performance from year to year. Annual executive incentive payments are based upon achievement of improved financial results and achievement of personal objectives. Total annual incentive payments may not exceed a pre-determined percentage of base salary and are generally weighted 75% as to achievement of financial criteria and 25% as to achievement of personal objectives. The financial criteria include a minimum year over year increase in the share price, a minimum year over year increase in net earnings and a minimum return on average shareholders’ equity. Subsequent to July 2002, executive officers are not entitled to receive loans from the Company, including share purchase loans.

Compensation for the Chief Executive Officer is determined pursuant to an agreement provides for a base fee and incentive compensation up to 150% of base fee based upon agreed financial and personal objectives. In fiscal 2003, the incentive awarded to the Chief Executive Officer was based upon achievement of two of the three financial criteria, 75% achievement of personal objectives and an additional amount awarded for success in relation to completion of certain transactions. The Compensation Committee reviews the compensation of the Chief Executive Officer of the Company in relation to the compensation of the Chief Executive Officers of the media and entertainment comparison group and the other Canadian company group.

The Company has established an Executive Stock Option Plan. Option entitlements vary for each participant dependent upon position in the Company’s management structure. Annually each participant will automatically receive a grant of 50% of their entitlement while the granting of the balance of their entitlement is performance based and is dependent upon the financial performance of the Company. Specifically, for the performance based options to be granted, the Company must achieve at least two of the following three performance criteria: a minimum year over year increase in the share price, a minimum year over year increase in net earnings/operating earnings (as applicable) and a minimum return on average shareholders’ equity. The Company has determined that the maximum dilutive impact of outstanding stock options shall not exceed 5% and accordingly believe this Plan to be more restrictive than the majority of such Plans of companies in the comparison groups.

The Compensation Committee has established a non-registered Supplemental Executive Retirement Plan for executives of the Company. This Plan is competitive to those of companies in the comparison groups.

Submitted by:

Frank McKenna, P.C., Chair Dr. L.I. Barber, C.C., S.O.M., LL.D. J.H. Bennett, C.M.

SHARE PERFORMANCE GRAPH

The following graph shows changes over the past five year period in the value of $100 invested in: (1) CanWest’s Subordinate Voting Shares; (2) the TSX Communications and Media Total Return Index; and (3) the S&P/TSX Composite Index as of August 31, 2003.

CanWest Comparison of 5-Year Total Shareholders’ Return
Subordinate Voting Shares

	1998/8	1999/8	2000/8	2001/8	2002/8	2003/8

CanWest Global (CGS.S)	100.00	95.83	91.35	65.89	33.36	54.50
S&P / TSX Composite Index	100.00	128.12	209.38	139.66	126.91	147.09
TSX Communications & Media	100.00	138.63	165.50	131.53	100.10	107.12

Assuming an investment of $100 and the reinvestment of dividends.

CanWest Comparison of 5 Year Total Shareholders’ Returns
Non-Voting Shares

The following graph shows changes over the past five year period in the value of $100 invested in (1) CanWest’s Non-Voting Shares; (2) the TSX Communications and Media Total Return Index; and (3) the S&P/TSX Composite Index as of August 31, 2003. The Non-Voting Shares also trade on the New York Stock Exchange.

	1998/8	1999/8	2000/8	2001/8	2002/8	2003/8

CanWest Global (CGS.A)	100.00	96.29	91.53	65.18	33.39	54.02
S&P / TSX Composite Index	100.00	128.12	209.38	139.66	126.91	147.09
TSX Communications & Media	100.00	138.63	165.50	131.53	100.10	107.12

Assuming an investment of $100 and the reinvestment of dividends.

REMUNERATION OF DIRECTORS

Directors of the Company who are employees or otherwise retained by the Company are not entitled to receive any additional remuneration for serving as directors. All other directors are entitled to receive an annual director’s fee of $25,000 and a maximum of $1,500 for each meeting attended. In January 2004, the Board of Directors will consider a proposal to increase the annual director’s fee to $30,000. The Chairman of each committee of the Board of Directors is entitled to an additional $5,000 per annum for acting as such and directors are entitled to $3,000 per annum for each committee on which they serve. All directors are reimbursed for travel and other reasonable expenses incurred in attending board meetings. In fiscal 2003 aggregate directors’ fees of $365,417 were paid by the Company. I.H. Asper was Chairman of the Board of Directors effective February 1, 2003 until his death on October 7, 2003, and received compensation based upon an annual fee of $200,000.

Until fiscal 2004, the directors were also entitled to participate in the Executive Stock Option Plan. In each of January 2003 and November 2003, each non-executive director serving at that time received a grant of options to purchase 7,500 Subordinate Voting Shares. These options were granted in respect of each of the 2002 and 2003 fiscal years. These options, which vest immediately on grant, have a 10-year term and may be exercised at an exercise price of $7.21 per share and $12.90 per share for the January and November grant dates respectively.

The Board of Directors has determined that directors will not receive grants of options in the future and have approved a Deferred Share Unit (DSU) Plan. The purpose of the plan is to promote a greater alignment of interests between the individual director and the shareholders of the Company. The Board have also introduced stock ownership guidelines which require non-executive directors own stock equivalent to four times the annual directors’ fee. Directors will have a period of 5 years to meet this guideline. Upon implementation of the DSU Plan, non-executive directors may elect to receive their remuneration in cash, DSUs or a combination thereof. Until the stock ownership threshold is reached, directors will be required to receive 50% of their annual retainer in DSUs.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Company has purchased, for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or any subsidiary. The following are particulars of such insurance:

(a)	the total amount of insurance is $30,000,000 and, subject to the deductible portion referred to below, up to the full face amount of the policy is payable, regardless of the number of directors and officers involved;

(b)	the annual premium for the current financial year is $803,250. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

(c)	the policy provides for deductibles as follows:

(i)	with respect to the directors and officers there is no deductible applicable; and

(ii)	with respect to reimbursement of the Company there is a deductible of $2,000,000 per occurrence.

APPOINTMENT OF AUDITORS

The management representatives designated in the enclosed form of proxy intend to vote in favor of the reappointment of PricewaterhouseCoopers LLP as auditors of the Company to hold office until the next annual meeting of shareholders. PricewaterhouseCoopers LLP (or their predecessors Coopers & Lybrand) have served as auditors of the Company since 1985.

The resolution to appoint PricewaterhouseCoopers LLP as auditors of the Company and to authorize the directors to fix the auditors’ remuneration must be passed by at least 50% of the votes cast by the holders of the Multiple Voting Shares and Subordinate Voting Shares of the Company voting together as a group, either present in person or represented by proxy at the meeting.

AUDITORS’ FEES

For the year ended August 31, 2003, the Audit Committee has approved fees to PricewaterhouseCoopers LLP and its affiliates as follows:

$000’s
Audit services	1,950
Audit related services	936
Tax services	251

3,137

Prior to approval of any engagement of PricewaterhouseCoopers LLP, the Audit Committee ensures the provision of such services is compatible with maintaining the auditors’ independence.

SHAREHOLDER PROPOSALS FOR NEXT YEAR’S ANNUAL MEETING

The Canada Business Corporations Act permits certain eligible shareholders of the Company to submit shareholder proposals to the Company, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Company must receive shareholder proposals for the annual meeting of shareholders of the Company to be held in 2005 is August 23, 2004.

STATEMENT OF
CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the “TSX”) requires that every listed company disclose its corporate governance practices annually and relate their corporate governance practices to each of the “TSX Guidelines for Effective Corporate Governance” (the “TSX Guidelines”). A description of the Company’s corporate governance practices follows, referring to each of the guidelines established in the TSX Guidelines.

In this Statement, the terms “unrelated director” and “outside director” have the meaning given to those terms in the TSX Guidelines. An “unrelated director” is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. An “outside director” is a director who is not a member of management. As well, the term “independent director” as used in this statement is used to describe an unrelated director who is free from any interests in or relationships with either the Company or the significant shareholder of the Company or any affiliate of the significant shareholder. In determining the independence of directors, reference was also made to the Corporate Governance Rules adopted by the New York Stock Exchange and approved by the Securities and Exchange Commission on November 4, 2003. For the purposes of this Statement, the Board has determined that directors who are not independent under the New York Stock Corporate Listing Standards are considered to be related.

Mandate of the Board

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In fulfilling its mandate, the Board, among other matters, is responsible for:

•	reviewing and assessing the operations of the Company with a view to ensuring the best performance is achieved;

•	reviewing and approving major development activities of the Company including major acquisitions, investments and divestitures outside the ordinary course of business;

•	approving operating and capital budgets;

•	reviewing and approving the dividend policy and declaration of dividends;

•	appointing the Chief Executive Officer;

•	reviewing and assessing the performance of the senior management including the Chief Executive Officer;

•	reviewing and approving prospects for additional senior management positions;

•	reviewing and approving major financing;

•	reviewing and approving the quarterly and annual financial statements;

•	reviewing and approving compensation of the Chief Executive Officer and other senior executives;

•	reviewing the Company’s share compensation plan for employees, management and executives;

•	reviewing and approving any securities offerings; and

•	reviewing the internal control and management information systems.

Inherent in the mandate of the Board is the responsibility to review the Company’s strategic planning, risk management, succession planning (including appointing, training and monitoring senior management), shareholder communications and the integrity of the Company’s internal control and management information systems. These matters are routinely and expressly dealt with by the Board throughout the year.

There were nine meetings of the Board of Directors held in fiscal 2003. Seven meetings of the Board are currently scheduled for fiscal 2004. On a regular basis, regardless of whether a meeting is scheduled, all directors receive information including a report from the Chief Executive Officer, a report on corporate development activities, operations reports, a financial overview and other pertinent information. All executives are available for discussions with the directors concerning any questions or comments which may arise between meetings.

Board Composition

The Company’s Board currently consists of nine directors. The Board has determined that the number of directors to be elected at the meeting will be eleven. The relatively small size of the Board has enabled it to be extremely flexible with regard to scheduling meetings, including unplanned meetings which are called in order to review new opportunities. The Board is thus able to act quickly and remain well informed at all times.

Nominees for election to the Board are selected having due regard for geographic diversity, considering the primary markets in which the Company operates and the appropriate expertise and background to contribute and support the Company’s strategy and operations.

The proposed Board will consist of six unrelated directors and five related directors.The six unrelated directors are: Dr. Lloyd I. Barber, C.C., S.O.M., LL.D; Ms. Jalynn H. Bennett, C.M.; Mr. Ron Daniels; Mr. David J. Drybrough, FCA; Mr. Paul V. Godfrey, C.M. and The Honourable Frank J. McKenna, P.C. The remaining five directors are related. Accordingly, the Board will be constituted with a majority of individuals who qualify as unrelated directors.

In determining whether the directors were unrelated, the Board examined the factual circumstances of each director and considered them in the context of many factors and concluded that all the individuals in question were independent from management and were free from any interest and any business or other relationship which would or could reasonably be perceived to, materially interfere with their ability to act in the best interests of the Company.

Proportionate Representation

The Company is indirectly controlled by Mrs. Ruth M. Asper, David A. Asper, Gail S. Asper and Leonard J. Asper. Each of David A. Asper, Gail S. Asper and Leonard J. Asper are senior officers of the Company and proposed for election as directors. Mrs. Ruth M. Asper and trusts for the benefit of members of the late I.H. Asper’s family including David A. Asper, Gail S. Asper and Leonard J. Asper directly or indirectly own all of the Multiple Voting Shares of the Company and 3,462,874 Subordinate Voting Shares of the Company, which together represent approximately 89% of the total votes and 45% of the total equity and therefore, together, are a “significant shareholder” of the Company within the meaning of the TSX Guidelines. CanWest Communications, the Trusts, and the noted individuals have entered into a voting trust which governs how the Company’s shares held by CanWest Communications are to be voted. See “Voting Shares” for further particulars.

The Subordinate Voting Shares which are held by shareholders (“public shareholders”) other than the Corporation’s significant shareholder and any of its affiliates represent approximately 11% of the total votes and together with the Non-Voting Shares which are held by public shareholders represent 55% of the total equity.

The directors believe that the unrelated directors are independent and outside directors. The six independent and outside directors are: Dr. Lloyd I. Barber, C.C., S.O.M., LL.D; Ms. Jalynn H. Bennett, C.M.; Mr. Ronald Daniels; Mr. David J. Drybrough, FCA; Mr. Paul V. Godfrey, C.M. and The Honourable Frank J. McKenna, P.C. Approximately 55% of the equity shares of the Corporation are held by public shareholders and the directors therefore believe that the membership on the Board of Directors of these six directors, being 55% of the total number of directors, fairly reflects the investment in the Company by public shareholders.

Independence from Management

In order to ensure that the Board of Directors can function independently from management, the Company has separated the roles of Chairman and Chief Executive Officer through the appointment of the Hon. Frank J. McKenna, P.C. as Interim Chairman of the Board of Directors and Mr. Leonard J. Asper as President and Chief Executive Officer. Further, independent directors chair each of the Board of Directors, Audit Committee, Compensation Committee and Pensions Committee. Each Committee as well as the Board as a whole meet in-camera without management present. Individual directors may, with the consent of the Chairman of the Governance and Nominating Committee of the Board, engage outside advisors at the expense of the Company.

Board Committees

In fiscal 2003, the Board of Directors had 4 committees: the Audit Committee, the Compensation Committee, the Executive Committee and the Pensions Committee. The Chair of the Board of Directors is an ex-officio member of all committees of the Board, subject to the limitations set out in the by-laws of the Company. For fiscal 2004, the Board has disbanded the Executive Committee and established a Governance and Nominating Committee which consists of the Board as a whole.

i) Audit Committee

The Audit Committee is composed entirely of independent directors in compliance with the Guidelines established in the TSX Guidelines. Under the terms of the Audit Committee Charter, the Committee is responsible for, among other things, reviewing the Company’s financial reporting procedures, internal controls, recommending the appointment of the external auditors as well as reviewing the performance of the Company’s external auditors. The Committee also establishes the external auditors’ compensation. Since fiscal 2002, the Audit Committee has had in place a policy limiting the scope of the external auditors services to audit and audit related activities, including tax services. Prior approval of any audit related expenses in excess of $50,000 is required. The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The Committee is also responsible for reviewing the quarterly and the annual financial statements and related news releases as well as Management’s Discussion and Analysis of Financial Results prior to their approval by the Board of Directors. The Committee also receives and reviews quarterly, managements’ report on compliance with the Company’s policy on full and non-selective disclosure of material information.

The Audit Committee met seven times in fiscal 2003, during which time its members were Dr. Lloyd I. Barber, C.C., S.O.M., LL.D., Ms. Jalynn H. Bennett, C.M., Mr. David J. Drybrough, FCA and The Honourable Frank McKenna, P.C. Ms. Jalynn H. Bennett, C.M. is Chair of the Audit Committee. All of the members of the Audit Committee are financially literate and the Committee has determined that Dr. Barber, Ms. Bennett and Mr. Drybrough qualify as financial experts.

ii) Compensation Committee

The Compensation Committee is composed entirely of unrelated directors and makes recommendations to the Board on, among other things, executive compensation, including the compensation of the Chief Executive Officer, and reviews other aspects of executive compensation, such as the Company’s share compensation plans. The Committee also ensures that the Company complies with corporate and securities legislation with respect to executive compensation disclosure in the annual information circular. The Committee held four meetings in fiscal 2003 during which time its members were the Honourable Frank J. McKenna, P.C., Mr. I.H. Asper, O.C., O.M., Q.C., LL.D., Dr. Lloyd I. Barber, C.C., S.O.M., LL.D. and Jalynn H. Bennett, C.M. The Honorable Frank J. McKenna, P.C. is Chair of the Compensation Committee.

iii) Executive Committee

The Executive Committee was composed of the Chairman of the Board of Directors, the President and Chief Executive Officer of the Company and four additional directors. The Committee met between meetings of the Board to review the performance of the Company and business development opportunities and make recommendations to the Board. The Committee also dealt with less significant matters and corporate matters of a routine nature. Matters of a significant nature must be dealt with by the Board. The Committee held four meetings in fiscal 2003 during which time its members were Mr. I.H. Asper, O.C., O.M., Q.C., LL.D., Mr. David A. Asper, Mr. Leonard J. Asper, Dr. Lloyd I. Barber, CC., S.O.M., LL.D. and Mr. F. David Radler.

iv) Pensions Committee

The Pensions Committee is composed of three directors. The Committee is responsible for overseeing matters relating to the investment policies and performance of the Company’s pension funds. The Committee held one meeting in fiscal 2003 during which time its members were Dr. Lloyd I. Barber, C.C., S.O.M., LL.D., Mr. David A. Asper and Ms. Jalynn H. Bennett, C.M. Dr. Lloyd I. Barber, C.C., S.O.M., LL.D. is Chair of the Pensions Committee.

Corporate Governance

As a result of the TSX’s corporate governance rules, the Board of Directors passed a resolution authorizing the Board to expressly assume responsibility for developing and monitoring the Company’s approach to corporate governance issues. The Corporate Secretary who is also a director has been appointed as the person responsible for ensuring all corporate governance matters are reviewed by the Board and that procedures recommended in the guidelines established in the TSX Guidelines are followed, where appropriate.

Decisions Requiring Board Approval

In addition to those matters which must by law be approved by the Board, the Board reviews and approves dispositions, acquisitions or investments which are outside the ordinary course of business of the Company. The Board also reviews and approves operating and capital budgets. The Board also reviews the recommendations of the Compensation Committee as to the adequacy and form of compensation of the directors to ensure that compensation realistically reflects the responsibilities and risks involved in being an effective director. The Board also approves changes in senior management. The directors have access to management and the Company’s advisors in order to assist in their understanding of proposed Board actions and the implications of voting for or against such actions. In addition, Committees of the Board are authorized by the Board from time to and as appropriate to retain outside advisors at the Company’s expense.

Because the Company focuses on new development opportunities, at any given time a significant number of investment opportunities may be under investigation by management. The Board receives monthly reports on these activities and Board meetings are held to review and approve the corporate development transactions. As a result of its relatively small size, the Board is very flexible and management has been able to liaise regularly with the Board to seek approval for any activities outside the normal course of business.

With respect to establishing specific corporate objectives for the Company and the Chief Executive Officer, the Board is satisfied that such objectives (both long and short term) are set and regularly discussed at Board meetings.

Board Performance

It is the responsibility of the Chairman of the Board to ensure the effective operation of the Board and to ensure the Board discharges its responsibilities. Because of the relative youth of the Company and the small Board of Directors, it has not been necessary to create formal committees or to convene specific meetings to assess the effectiveness of the Board as a whole, the committees of the Board or the contribution of individual directors and the quality of information provided to the Board. The Board has established an orientation and education program for new director recruits. To date, issues regarding quality of information, suggestions regarding the appointment of new directors and issues regarding Board performance have been raised and have been regularly explored at meetings of the Board of Directors. The Board is developing a Charter of Expectations as part of a formal process for evaluating the effectiveness of the Board and its Committees.

Shareholder Feedback

The Company has a Director of Communications who, working with the Secretary and other senior executives of the Company, responds promptly to all shareholder inquiries. To date, the Company believes that all shareholder inquiries have been dealt with in a manner satisfactory to the particular shareholder.

Expectations of Management

The Board of Directors expects management, among other things, to work diligently towards enhancing the Corporation’s performance by ensuring that existing operations are managed prudently and that new profit centres are sought. It is expected that management will provide the Board with all pertinent information regarding the operations and corporate development activities of the Company so that the Board can properly assess whether these goals are being met. The Company believes that the Board of Directors has been kept fully informed of the Company’s activities. Management is expected and strives to provide as much information as is required or requested to ensure that the Board can participate actively in important discussions on the Company’s future, discussions regarding strategic planning and discussions regarding the assessment of performance. The Board of Directors expects management to be completely forthcoming with respect to its assessment of opportunities and performance so that the Board can make reasoned decisions regarding same.

The Board will continue to monitor the nature of the information requested by and provided to the Board so that it is able to determine if the Board can be more effective in identifying issues and opportunities for the Company.

AVAILABILITY OF DISCLOSURE DOCUMENTS

Copies of the Company’s latest annual information form (together with the documents incorporated therein by reference), the comparative financial statements of the Company for the fiscal year ended August 31, 2003 together with the report of the auditors thereon, management’s discussion and analysis of the Company’s financial condition and results of operations for the fiscal year ended August 31, 2003, the interim financial statements of the Company for periods subsequent to August 31, 2003 and this circular are available upon request from the Secretary of the Company, and without charge to security holders of the Company.

DIRECTORS’ APPROVAL

The contents of this circular and the sending thereof to shareholders of the Company have been approved by the directors of the Company.

By Order of the Board of Directors

Gail S. Asper
Secretary

Winnipeg, Canada
November 26, 2003